Exhibit 99.1

STatutEN der On Holding AG mit Sitz in Zürich	Articles of ASSOCIATION of On Holding AG with registered office in Zurich
I. GRUNDLAGE	I. introduction
Artikel 1 – Firma und Sitz Unter der Firma On Holding AG (On Holding SA) (On Holding Ltd)	Article 1 – Company Name and Registered Office Under the company name of On Holding AG (On Holding SA) (On Holding Ltd)
besteht mit Sitz in Zürich auf unbestimmte Dauer eine Aktiengesellschaft gemäss Art. 620 ff. des schweizerischen Obligationenrechts (OR) (die "Gesellschaft").	a stock corporation according to art. 620 et seqq. of the Swiss Code of Obligations (CO) with registered office in Zurich exists for an unlimited period of time (the "Company").
Artikel 2 – Zweck	Article 2 – Purpose
Die Gesellschaft bezweckt den Erwerb, das Halten, die Verwaltung und die Veräusserung von Beteiligungen an Gesellschaften aller Art in der Schweiz und im Ausland.	The purpose of the Company is the acquisition, holding, management and sale of participations in companies of all kinds in Switzerland and abroad.
Die Gesellschaft kann ausserdem alle Geschäfte abschliessen und Vereinbarungen eingehen, die dem Gesellschaftszweck dienen oder in direktem Zusammenhang damit stehen.	The Company may also carry out any and all transactions and enter into any and all agreements which directly or indirectly serve its corporate purpose or are directly related thereto.

Die Gesellschaft kann ihren direkten oder indirekten Muttergesellschaften sowie deren oder ihren direkten oder indirekten Tochtergesellschaften Darlehen oder andere Finanzierungen gewähren und für Verbindlichkeiten von solchen anderen Gesellschaften Sicherheiten aller Art stellen,

The Company may grant loans or provide other kind of financing to its direct or indirect parent company and its or the parent company's direct or indirect subsidiaries and may grant security of all kind for obligations of those companies, including by means of pledges over or fiduciary transfers of assets of the Company or by means

einschliesslich mittels Pfandrechten an oder fiduziarischen Übereignungen von Aktiven der Gesellschaft oder Garantien jedwelcher Art, ob gegen Entgelt oder nicht.	of guarantees of any kind, with or without compensation.
Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften in der Schweiz und im Ausland errichten und Grundstücke erwerben, halten, verwalten und veräussern.	The Company may set up branch offices and subsidiaries in Switzerland and abroad and ac-quire, manage, hold and sell real estate.
Die Gesellschaft kann Patente, Lizenzen, Marken und technische und industrielle Kenntnisse erwerben, verwalten, übertragen, veräussern und lizenzieren.	The Company may acquire, manage, transfer, sell and license patents, licenses, trademarks and technical and industrial knowledge.
II. Kapital	II. share capital
Artikel 3 – Aktienkapital und Aktien	Article 3 – Share Capital and Shares

Das Aktienkapital beträgt CHF 33'454'187.50 und ist eingeteilt in 299'998'125 Namenaktien mit einem Nennwert von je CHF 0.10 (die "Klasse A Aktien") und in 345'437'500 Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (die "Klasse B Aktien").

The share capital amounts to CHF 33,454,187.50 and is divided into 299,998,125 registered shares with a nominal value of CHF 0.10 each (the "Class A Shares") and in 345,437,500 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the "Class B Shares").

Das Aktienkapital ist zu 100 % liberiert.	The share capital is paid in at 100%.
Art. 3a – Bedingtes Aktienkapital	Art. 3a – Conditional Share Capital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 1'250'000 erhöht durch Ausgabe von höchstens 12'500'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien), durch Ausübung von Rechten, die den Verwaltungsräten und externen Beratern, Dienstleistern und Vertriebspartnern der Gesellschaft oder der Konzerngesellschaften gewährt werden.

The share capital of the Company may be increased by the maximum amount of CHF 1,250,000 by issuing up to 12,500,000 fully paid-up registered shares with a nominal value of CHF 0.10 each (Class A Shares), upon exercise of rights that are given to members of the board of directors or independent consultants, service partners or sales agents of the Company or of affiliated companies.

Das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Erwerb der Klasse A Aktien durch die Ausübung von Rechten und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 5 der Statuten.

The shareholders' statutory subscription rights are excluded. The acquisition of Class A Shares through the exercise of rights and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association.

Artikel 3b – Genehmigtes Kapital für Klasse A Aktien	Article 3b – Authorized Share Capital for Class A Shares

Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 19. August 2023 im Maximalbetrag von CHF 2'500'000 durch Ausgabe von höchstens 25'000'000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) zu erhöhen. Eine Erhöhung (i) auf dem Weg einer Festübernahme durch eine Bank, ein Bankenkonsortium oder Dritte und eines anschliessenden Angebots an die bisherigen Aktionäre oder Dritte (sofern die Bezugsrechte der bisherigen Aktionäre entzogen oder nicht rechtmässig ausgeübt wurden) sowie (ii) in Teilbeträgen ist zulässig.

The board of directors shall be authorized to increase the share capital at any time until August 19, 2023, by a maximum amount of CHF 2,500,000 by issuing a maximum of 25,000,000 fully paid in registered shares with a nominal value of CHF 0.10 each (Class A Shares). Increases (i) through a firm underwriting by a bank, a bank syndicate or third parties and a subsequent offer to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised), and (ii) in partial amounts shall be permissible.

Der Verwaltungsrat legt den Zeitpunkt der Ausgabe, den Ausgabebetrag, die Art, wie die neuen Aktien zu liberieren sind, den Beginn der Dividendenberechtigung, die Bedingungen für die Ausübung der Bezugsrechte sowie die Zuteilung der Bezugsrechte, welche nicht ausgeübt wurden, fest. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

The board of directors shall determine the date of issue, the issue price, the type of contribution, the beginning date for dividend entitlement, the conditions for the exercise of subscription rights, and the allocation of subscription rights that have not been exercised. The board of directors may permit the expiration of subscription rights that have not been exercised, or it may place such rights or shares as to which subscription rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter diesem Art. 3b auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen:

The board of directors is authorized to withdraw or restrict subscription rights of existing shareholders with regard to shares to be issued according to this Art. 3b and to allocate such rights to single shareholders, third parties, the Company or any of its group companies:

(a) wenn der Ausgabebetrag der neuen Aktien unter Berücksichtigung des Marktpreises festgesetzt wird; oder	(a) if the issue price of the new shares is determined by reference to the market price; or

(b)  für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen oder die Finanzierung von neuen Investitionsvorhaben der Gesellschaft oder ihrer Konzerngesellschaften, einschliesslich dem Erwerb von Produkten, Immaterialgüterrechten, oder Lizenzen; oder

(b)  for the acquisition of companies, part(s) of companies or participations, or for the financing or refinancing of any of such transactions or the financing of new investment projects of the Company or any of its group companies, including the acquisition of products, intellectual properties or licenses; or

(c) zum Zwecke der Erweiterung des Aktionärskreises in bestimmten geographischen, Finanz- oder Investoren-Märkten,	(c) for purposes of broadening the shareholder constituency of the Company in certain geographic, financial or investor markets, for purposes of the participation

zur Beteiligung von strategischen Partnern, oder im Zusammenhang mit der Kotierung von neuen Aktien an inländischen oder ausländischen Börsen; oder	of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

(d)  für die Einräumung einer Mehrzuteilungsoption (Greenshoe) oder einer Option zur Zeichnung von zusätzlichen Aktien an die betreffenden Erstkäufer oder Festübernehmer im Rahmen einer Aktienplatzierung oder eines Aktienverkaufs; oder

(d)  for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(e)  für die Beteiligung von Mitgliedern des Verwaltungsrates, Mitgliedern der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Konzerngesellschaften Leistungen erbringen; oder

(e)  for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants, or other persons performing services for the benefit of the Company or any of its group companies; or

(f)  für eine rasche und flexible Kapitalbeschaffung, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht, oder nur mit grossen Umständen oder Verspätung oder zu wesentlich schlechteren Bedingungen möglich wäre.

(f)  for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders.

Die Zeichnung und der Erwerb der Klasse A Aktien und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 5 der Statuten.	The subscription and acquisition of Class A Shares and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association.
Artikel 3c – Genehmigtes Kapital für Klasse B Aktien	Article 3c – Authorized Share Capital for Class B Shares

Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 19. August 2023 im Maximalbetrag von CHF 158'125 durch Ausgabe von höchstens 15'812'500 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) zu erhöhen. Eine Erhöhung in Teilbeträgen ist zulässig.

The board of directors shall be authorized to increase the share capital at any time until August 19, 2023, by a maximum amount of CHF 158,125 by issuing a maximum of 15,812,500 fully paid in registered shares with a nominal value of CHF 0.01 each (voting right shares) (Class B Shares). Increases in partial amounts shall be permissible.

Der Verwaltungsrat legt den Zeitpunkt der Ausgabe, den Ausgabebetrag, die Art, wie die neuen Aktien zu liberieren sind und den Beginn der Dividendenberechtigung fest.	The board of directors shall determine the date of issue, the issue price, the type of contribution, the beginning date for dividend entitlement.
Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter diesem Art. 3c auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären,	The board of directors is authorized to withdraw or restrict subscription rights of existing shareholders with regard to shares to be issued according to this Art. 3c and to allocate such rights to

Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen für die Beteiligung von Mitgliedern des Verwaltungsrates und Mitgliedern der Geschäftsleitung der Gesellschaft oder einer ihrer Konzerngesellschaften.	single shareholders, third parties, the Company or any of its group companies for the participation of members of the board of directors or members of the executive committee of the Company or any of its group companies.

Die Zeichnung und der Erwerb der Klasse B Aktien und die weitere Übertragung der Klasse B Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 6 der Statuten.	The subscription and acquisition of Class B Shares and the further transfer of the Class B Shares are subject to the transfer restrictions pursuant to Art. 6 of the articles of association.
Artikel 3d – Genehmigtes Kapital zwecks IPO	Article 3d – Authorized Share Capital for the IPO

Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 19. August 2023 im Maximalbetrag von CHF 1'449'187.50 durch Ausgabe von höchstens 14'491'875 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) zu erhöhen. Eine Erhöhung (i) auf dem Weg einer Festübernahme durch eine Bank, ein Bankenkonsortium oder Dritte und eines anschliessenden Angebots an die bisherigen Aktionäre oder Dritte (sofern die Bezugsrechte der bisherigen Aktionäre entzogen oder nicht rechtmässig ausgeübt wurden) sowie (ii) in Teilbeträgen ist zulässig.

The board of directors shall be authorized to increase the share capital at any time until August 19, 2023, by a maximum amount of CHF 1,449,187.50 by issuing a maximum of 14,491,875 fully paid in registered shares with a nominal value of CHF 0.10 each (Class A Shares). Increases (i) through a firm underwriting by a bank, a bank syndicate or third parties and a subsequent offer to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised), and (ii) in partial amounts shall be permissible.

Der Verwaltungsrat legt den Zeitpunkt der Ausgabe, den Ausgabebetrag, die Art, wie die neuen Aktien zu liberieren sind, den Beginn der Dividendenberechtigung, die Bedingungen für die Ausübung der Bezugsrechte sowie die Zuteilung der Bezugsrechte, welche nicht ausgeübt wurden, fest. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen, oder er kann diese bzw. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

The board of directors shall determine the date of issue, the issue price, the type of contribution, the beginning date for dividend entitlement, the conditions for the exercise of subscription rights, and the allocation of subscription rights that have not been exercised. The board of directors may permit the expiration of subscription rights that have not been exercised, or it may place such rights or shares as to which subscription rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.

Der Verwaltungsrat ist ermächtigt, die Bezugsrechte der Aktionäre in Bezug auf die unter diesem Art. 3d auszugebenden Aktien zu entziehen oder zu beschränken und einzelnen Aktionären, Dritten, der Gesellschaft oder Konzerngesellschaften zuzuweisen:

The board of directors is authorized to withdraw or restrict subscription rights of existing shareholders with regard to shares to be issued according to this Art. 3d and to allocate such rights to single shareholders, third parties, the Company or any of its group companies:

(a)  im Zusammenhang mit dem erstmaligen öffentlichen Angebot und der Kotierung der Klasse A Aktien der Gesellschaft, einschliesslich der unter dieser Bestimmung geschaffenen neuen Klasse A Aktien, an inländischen oder ausländischen Börsen; oder

(a)  in connection with the initial public offering and a listing of the Company's Class A Shares, including the new Class A Shares issued under this provision, on domestic or foreign stock exchanges; or

(b)  für die Einräumung einer Mehrzuteilungsoption (Greenshoe) oder einer Option zur Zeichnung von zusätzlichen Aktien an die betreffenden Erstkäufer oder Festübernehmer im Zusammenhang mit dem erstmaligen öffentlichen Angebot und der Kotierung der Klasse A Aktien der Gesellschaft an inländischen oder ausländischen Börsen wie in Paragraph (a) oben beschrieben.

(b)  for purposes of granting an over-allotment option (Greenshoe) or an option to subscribe for additional shares to the respective initial purchaser(s) or under-writer(s) in connection with the initial public offering and listing of the Company's Class A Shares on domestic or foreign stock exchanges as described in paragraph (a) above.

Die Zeichnung und der Erwerb der Klasse A Aktien und die weitere Übertragung der Klasse A Aktien unterliegen den Übertragungsbeschränkungen gemäss Art. 5 der Statuten.	The subscription and acquisition of Class A Shares and the further transfer of the Class A Shares are subject to the transfer restrictions pursuant to Art. 5 of the articles of association.
Artikel 4 – Form der Aktien	Article 4 – Form of the Shares
Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten.

The Company may issue its registered shares in the form of single certificates, global certificates, uncertificated securities within the meaning of the CO (as amended from time to time), or intermediated securities.

Bucheffekten und Sicherheiten an Bucheffekten können nicht mittels Abtretung übertragen oder begründet werden. Werden nicht verurkundete Aktien durch Abtretung übertragen, bedarf diese zur Gültigkeit der Anzeige an die Gesellschaft.

Intermediated securities and security interest in any such intermediated securities, cannot be transferred or granted by way of assignment. If uncertificated securities are transferred by way of assignment, such assignment must be notified to the Company to be valid.

Nachdem er im Aktienbuch eingetragen worden ist, kann der Aktionär von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die in seinem Eigentum stehenden Aktien verlangen. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Aktienurkunden oder Aktienzertifikate oder auf die Umwandlung der Namenaktien von einer Form in eine andere. Die Gesellschaft kann demgegenüber jederzeit Urkunden für Namenaktien (Einzelurkunden oder Zertifikate über eine Mehrzahl von Aktien) ausstellen und ausliefern und mit der Zustimmung des Aktionärs ausgegebene Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren.

Upon its registration with the share register, a shareholder may at any time request from the Company to issue a written confirmation of the registered shares held by such shareholder. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the registered shares issued in one form into another form. The Company may, however, at any time issue and deliver certificates for registered (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it.

Vorbehältlich des anwendbaren Rechts, kann die Gesellschaft jederzeit ohne Zustimmung der Aktionäre ihre Namenaktien von einer Form in eine andere Form umwandeln. Die Gesellschaft trägt alle mit einer solchen Umwandlung verbundenen Kosten.

Subject to applicable law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion.

Artikel 5 – Aktienbuch und Beschränkung der Eintragung, Nominees	Article 5 – Share Register and Restrictions on Registration, Nominees

Die Gesellschaft führt ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees der Namenaktien mit Namen, Adresse und Staatsangehörigkeit (bei juristischen Personen der Sitz) eingetragen werden.

The Company shall maintain a share register that lists the shareholders, usufructuaries and nominees of the registered shares with name, address and citizenship (registered office in case of a legal entity).

Im Verhältnis zur Gesellschaft wird als Aktionär, Nutzniesser oder Nominee nur anerkannt, wer im Aktienbuch eingetragen ist. Die Gesellschaft anerkennt nur einen Vertreter pro Namenaktie.

In relation to the Company, only those shareholders, usufructuaries or nominees registered in the share register shall be recognized as shareholders, usufructuaries or nominiees. The Company recognizes only one representative per registered share.

Erwerber von Aktien werden auf Gesuch hin gegen Nachweis des Erwerbes oder der Begründung einer Nutzniessung als Aktionär mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, die Aktien in eigenem Namen und für eigene Rechnung zu halten.

Acquirers of shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare to have acquired these shares in their own name and for their own account.

Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten (Nominees) werden ohne Weiteres bis maximal 3 % des im Handelsregister eingetragenen Aktienkapitals als Aktionär mit Stimmrecht im Aktienbuch eingetragen. Über diese Eintragungsgrenze hinaus werden Nominees als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, wenn der betroffene Nominee die Namen, Adressen, Nationalitäten und Aktienbestände derjenigen wirtschaftlichen Berechtigten bekannt gibt, für deren Rechnung er 0.5 % oder mehr des ausstehenden Aktienkapitals hält.

Persons, who do not expressly declare in the registration application, to hold the shares on their own account (Nominees) shall be registered as shareholders with voting rights in the share register up to a maximum of 3 % of the share capital set forth in the commercial register. For any shares in excess this registration threshold, Nominees shall be registered as shareholders with voting rights in the share register, if the concerned Nominee declares the names, addresses, nationalities and shareholdings of such beneficial owners for whose account it holds 0.5 % or more of the share capital set forth in the commercial register.

Der Verwaltungsrat ist ermächtigt, mit Nominees Vereinbarungen über deren Meldepflichten abzuschliessen und im Einzelfall Ausnahmen von der Regelung im vorstehenden Abs. 4 dieses Artikels zu gewähren.

The board of directors is authorized to enter into agreement with the Nominees regarding their notifications obligations and to grant exceptions from the provision of paragraph 4 of this article in singular cases.

Der Verwaltungsrat kann Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche oder irreführende Angaben zustande gekommen sind. Er kann den betroffenen Aktionär oder Nominee vorgängig anhören. Der betroffene Aktionär oder Nominee ist über die Streichung umgehend zu informieren.

The board of directors may cancel registrations in the share register with retroactive effect as of the date of registration if such registration was made based on false or misleading information. The board of directors may hear the concerned shareholder or Nominee. The relevant shareholder or Nominee shall be promptly informed of the cancellation.

Der Verwaltungsrat trifft die zur Führung des Aktienbuches notwendigen Anordnungen und kann entsprechende Reglemente oder Richtlinien erlassen. Er kann seine Aufgaben delegieren.	The board of directors shall regulate all issue the instructions necessary for the maintenance of the share register and may issue corresponding regulations or guidelines. The board of directors may delegate its duties.

Der Verwaltungsrat gibt in der Einladung zur Generalversammlung das für die Teilnahme- und Stimmberechtigung massgebende Stichdatum der Eintragung im Aktienbuch bekannt.	The board of directors states in the invitation to the general meeting the cut-off date of the registration with the share register relevant for the participation and voting rights.
Artikel 6 – Übertragung der Aktien	Article 6 – Transfer of Shares
Die Übertragung der Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder die Begründung einer Nutzniessung daran bedarf der Genehmigung durch den Verwaltungsrat.

The transfer of ownership in, or the establishment of a usufruct in, registered shares with a nominal value of CHF 0.01 (voting right shares) (Class B Shares) is subject to the approval by the board of directors.

Der Verwaltungsrat kann die Zustimmung aus wichtigen Gründen ablehnen. Als wichtiger Grund gilt das Fernhalten von Erwerbern, die ein Unternehmen betreiben, das mit der Gesellschaft in Konkurrenz steht, oder die an einem solchen Unternehmen beteiligt sind, von einem solchen angestellt oder sonst wie dafür tätig sind.

The board of directors may refuse consent for good cause. Good cause shall be deemed to be the refraining of acquirers who operate a competing business with the Company or who have an interest in, are employed by or otherwise work for such a business.

Der Verwaltungsrat kann die Zustimmung ohne Angabe von Gründen verweigern, wenn er im Namen der Gesellschaft dem Veräusserer der Aktien anbietet, die Aktien für deren Rechnung, für Rechnung anderer Aktionäre oder für Rechnung Dritter zum wirklichen Wert im Zeitpunkt des Gesuches zu übernehmen.

The board of directors may refuse its approval without indication of reasons if the board of directors resolves in the name of the Company to acquire the shares for the account of the Company, certain shareholders or third parties at their real value at the time of the request for approval.

Die Zustimmung kann überdies verweigert werden, wenn der Erwerber nicht ausdrücklich erklärt, dass er die Aktien im eigenen Namen und auf eigene Rechnung erworben hat.	Moreover, consent may be refused or if the acquirer does not expressly declare that it has acquired the shares in his own name and for his own account.

Sind die Klasse B Aktien durch Erbgang, Erbteilung, eheliches Güterrecht oder Zwangsvollstreckung erworben worden, so kann der Verwaltungsrat das Gesuch um Zustimmung nur ablehnen, wenn er im Namen der Gesellschaft dem Erwerber die Übernahme der Klasse B Aktien zum wirklichen Wert anbietet. Der wirkliche Wert ist im Verhältnis zum Marktpreis der Klasse A Aktien zu bestimmen.

If the Class B Shares have been acquired by inheritance, division of an estate, matrimonial property law or execution, the board of directors may only refuse the request for approval if it offers to take over the Class B Shares at their real value on behalf of the Company. The real value shall be determined in relation to the market value of the Class A Shares.

III. Organisation der Gesellschaft	III. Organization of the Company
A. Generalversammlung	A. General Meeting
Artikel 7 – Befugnisse	Article 7 – Powers
Oberstes Organ der Gesellschaft ist die Generalversammlung der Aktionäre. Ihr stehen folgende unübertragbare Befugnisse zu:	The supreme body of the Company is the general meeting. It has the following non-transferable powers:
1. die Festsetzung und Änderung der Statuten;	1. the adoption and amendment the articles of association;
2. die Wahl und Abberufung des Präsidenten bzw. der Co-Präsidenten und der übrigen Mitglieder des Verwaltungsrates sowie der Mitglieder des Nominierungs- und Vergütungsausschusses;	2. the election and de-selection of the Chairman or the Co-Chairmen, respectively, and the other members of the board of directors and the members of the nomination and compensation committee;
3. die Wahl und Abberufung des unabhängigen Stimmrechtsvertreters;	3. the election and de-selection of the independent voting rights representative;
4. die Wahl und Abberufung der Revisionsstelle;	4. the election and de-selection of the statutory auditors;
5. die Genehmigung des Geschäfts- bzw. Lageberichtes und der Konzernrechnung;	5. the approval of the annual and management report and the consolidated accounts;
6. die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;	6. the approval the annual accounts and the resolution on the allocation of the retained earnings, and in particular the determination of the dividend;
7. die Entlastung der Mitglieder des Verwaltungsrates sowie der Geschäftsleitung;	7. the discharge the members of the board of directors and the executive committee;
8. die Genehmigung der Vergütungen an den Verwaltungsrat und die Geschäftsleitung und gemäss Art. 21 der Statuten;	8. the approval of the compensation of the board of directors and of the executive committee according to Art. 21 of the articles of association; and
9. die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.	9. the adaption of resolutions on matters reserved to the general meeting by law or the articles of association.
Artikel 8 – Einberufung und Traktandierung	Article 8 – Convocation and Agenda
Die ordentliche Versammlung findet alljährlich innerhalb sechs Monaten nach Schluss des Geschäftsjahres statt, ausserordentliche Versammlungen werden je nach Bedürfnis einberufen.	The annual general meeting takes place every year within six months of the end of the financial year, and extraordinary general meetings are convened as and when required.

Die Generalversammlung ist spätestens 20 Tage vor dem Versammlungstag durch Bekanntgabe im Publikationsorgan gemäss Art. 31 der Statuten einzuberufen. Die Einberufung kann zusätzlich durch Brief oder elektronischer Datenübertragung (inkl. E-Mail oder Fax) an die im Aktienbuch eingetragenen Aktionäre, Nutzniesser und Nominees erfolgen. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

The general meeting shall be convened by way of announcement in the official means of publication of the Company according to Art. 31 of the articles of association at least 20 days prior to the date of the meeting. The convocation may in addition be made by letter or electronic data transmission (incl. email or fax) to the shareholders, usufructuaries and nominees. The general meeting is convened by the board of directors or, where necessary, by the statutory auditors. The liquidators and the representatives of bond creditors also have the right to convene general meetings

Die Einberufung einer ausserordentlichen Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5 % des Aktienkapitals oder der Stimmen vertreten, schriftlich unter Angabe des Verhandlungsgegenstandes und des Antrages, bei Wahlen der Namen der vorgeschlagenen Kandidaten, verlangt werden.

The convocation of an extraordinary general meeting may also be requested in writing, indicating the agenda items and the proposals and, in case of elections, the names of the nominated candidates, by one or more shareholders together representing at least 5 % of the share capital or the voting rights.

Aktionäre, die zusammen mindestens über 0.5 % des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Dies hat mindestens 45 Tage vor der Versammlung schriftlich unter Angabe der Verhandlungsgegenstände und Anträge zu erfolgen.

Shareholders, together representing more than 0.5 % of the share capital or the voting rights, may demand that an item be placed on the agenda. Such request must be made in writing at least 45 days prior to the meeting by indicating the agenda items and the proposals.

In der Einberufung sind die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

The notice convening the meeting shall state the agenda items to be discussed and the motions of the board of directors and of the shareholders, who have requested that a general meeting is held or that an item is placed on the agenda.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Vergütungsbericht und ein allfälliger Revisionsbericht den Aktionären am Gesellschaftssitz zur Einsicht aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen zugestellt wird. Die Aktionäre sind hierüber in der Einberufung zu unterrichten.

The annual report, the compensation report and any auditors' report shall be made available for inspection by the shareholders at the registered office of the Company no later than 20 days before the ordinary general meeting. Any shareholder may request that a copy of these documents be sent to him without delay. The shareholders shall be informed of this in the notice convening the meeting.

Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderprüfung und auf Wahl einer Revisionsstelle infolge Begehrens eines Aktionärs.

No resolutions may be made on motions relating to agenda items that were not duly notified; exceptions to this are motions to convene an extraordinary general meeting or to carry out a special audit and to appoint an auditor at the request of a shareholder.

Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es keiner vorgängigen Ankündigung.	No advance notice is required to propose motions on duly notified agenda items and to debate items without passing resolutions.
Artikel 9 – Universalversammlung	Article 9 – Universal Meeting
Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten.	The owners or representatives of all shares may hold a general meeting without observing the formalities applicable to the convocation of a general meeting, provided that no objection is raised.

In dieser Versammlung kann über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände gültig verhandelt und Beschluss gefasst werden, solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind.

As long as the owners or representatives of all shares are present or represented at such meeting, all items which fall within the competence of the general meeting may validly be discussed and resolved upon.

Artikel 10 – Vorsitz und Protokoll	Article 10 – Chair and Minutes

Den Vorsitz in der Generalversammlung führt der Präsident oder der zuständige Co-Präsident des Verwaltungsrates, in dessen Verhinderungsfalle der Vize-Präsident bzw. der andere Co-Präsident. Ist auch dieser verhindert, so übernimmt ein anderes vom Verwaltungsrat bestimmtes Mitglied desselben den Vorsitz. Ist kein Mitglied des Verwaltungsrates anwesend, wählt die Generalversammlung einen Tagesvorsitzenden.

The Chairman or the responsible Co-Chairman of the board of directors takes the chair of the general meeting, if he is hindered the vice-Chairman or the other Co-Chairman, respectively. If also the latter is hindered, another member of the board of director appointed by the board of directors takes the chair. If no member of the board is present, the general meeting appoints the Chairman of the meeting.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre zu sein brauchen. Das Protokoll ist vom Vorsitzenden und dem Protokollführer zu unterzeichnen.	The Chairman appoints the secretary and the scrutineers, who do not need to be shareholders. The minutes are to be signed by the Chairman and the secretary.
Die Aktionäre sind berechtigt, das Protokoll einzusehen.	The shareholders have the right to see the minutes.
Der Vorsitzende hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig sind.	The Chairman shall have all powers and authority necessary to ensure the orderly conduct of the General Meeting.
Artikel 11 – Stimmrecht und Vertretung; Unabhängiger Stimmrechtsvertreter	Article 11 – Voting Rights and Representation; Independent Voting Rights Representative
Jede im Aktienbuch der Gesellschaft mit Stimmrecht eingetragene Aktie berechtigt zu einer Stimme. Vorbehalten bleibt Art. 693 Abs. 3 OR.	Each share registered in the share register of the Company with voting rights entitles the holder to one vote. Art. 693 para. 3 CO remains reserved.
Jeder Aktionär kann seine Aktien in der Generalversammlung selbst vertreten oder vertreten lassen durch (i) einen Dritten, der nicht Aktionär zu sein	Each shareholder may represent his shares at the general meeting himself or have them represented

braucht, mittels schriftlicher Vollmacht, (ii) den gesetzlichen Vertreter, oder (iii) den unabhängigen Stimmrechtsvertreter.	by (i) a third party who do not need to be a shareholder, based on a written power of attorney, (ii) its legal representative, or (iii) the independent voting rights representative.

Der Verwaltungsrat bestimmt die Anforderungen an Vollmachten und Weisungen und kann Vorschriften darüber erlassen.	The board of directors determines the requirements as to power of attorney and instructions and may issue the respective rules.

Die Generalversammlung wählt jedes Jahr einen unabhängigen Stimmrechtsvertreter. Die Amtsdauer endet mit dem Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Hat die Gesellschaft keinen von der Generalversammlung gewählten unabhängigen Stimmrechtsvertreter so ernennt der Verwaltungsrat einen solchen für die nächste Generalversammlung.

The general meeting shall elect each year an independent voting rights representative. The term of office shall end at the completion of the next ordinary general meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the board of directors shall appoint the independent voting rights representative for the next general meeting.

Artikel 12 – Beschlussfassung	Article 12 – Resolutions

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit das Gesetz oder die Statuten es nicht anders bestimmen, mit der absoluten Mehrheit der vertretenen Aktienstimmen, unter Ausschluss der Stimmenthaltungen sowie der leeren und ungültigen Stimmen. Bei Stimmengleichheit hat der Vorsitzenden einen Stichentscheid.

Except where the law or the articles of association provide otherwise, the general meeting passes its resolutions and executes elections with the absolute majority of the share votes represented, excluding the abstentions and the empty and void votes. In the event of a tie, the Chairman has a casting vote.

Der Vorsitzende der Generalversammlung bestimmt das Verfahren der Stimmabgabe (inkl. offene oder geheime Stimmabgabe, schriftliche Stimmabgabe, elektronische Stimmabgabe). Er kann eine Abstimmung oder Wahl jederzeit wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen. In diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.

The Chairman of the general meeting determines the voting procedure (incl. open ballot, secret ballot, in writing, by electronic means). The Chairman may at any time order that a resolution or election be repeated, if he/she considers the vote to be in doubt. The resolution or election previously held shall then be deemed not to have taken place.

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:	A resolution of the general meeting passed with a majority of at least two thirds of the votes represented and the absolute majority of the nominal values of shares represented shall be required for:
1. die Änderung des Gesellschaftszweckes;	1. any amendment of the Company's corporate purpose;
2. die Einführung oder Aufhebung von Stimmrechtsaktien;	2. any creation or deletion of voting right shares;
3. die Beschränkung der Übertragbarkeit von Namenaktien und jede Änderung und Aufhebung einer solchen Beschränkung;	3. any restrictions of the transferability of registered shares and each amendment or the cancelation of such restrictions;

4. eine genehmigte oder eine bedingte Kapitalerhöhung;	4. any authorized or conditional share capital increase;
5. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme und die Gewährung von besonderen Vorteilen;	5. any increase of capital against the Company's equity, against a contribution in kind, or for the purpose of acquiring assets as well as the granting of special benefits;
6. die Einschränkung oder Aufhebung des Bezugsrechtes;	6. any limitation or withdrawal of subscription rights;
7. die Verlegung des Sitzes der Gesellschaft;	7. any change of the registered office of the Company;
8. die Auflösung der Gesellschaft;	8. the dissolution of the Company;
9. die Dekotierung der Beteiligungspapieren; und	9. the delisting of the shares; and
10. die Einführung einer statutarischen Schiedsklausel.	10. the introduction of a statutory arbitration clause.
Die Beschlussfassung über die Fusion, Spaltung und Umwandlung richtet sich nach den Bestimmungen des Fusionsgesetzes.	The adaption of resolutions on mergers, demergers, and conversions is governed by the provisions of the Swiss Merger Act.
Statutenbestimmungen, die für die Fassung bestimmter Beschlüsse grössere Mehrheiten als die vom Gesetz vorgeschriebenen festlegen, können nur mit dem erhöhten Mehr eingeführt und aufgehoben werden.	Provisions of the articles of association, which require larger majorities for passing certain resolutions than those provided for by the law, may only be adopted with the proposed majority.
B. Verwaltungsrat	B. Board of Directors
Artikel 13 – Wahl und Zusammensetzung	Article 13 – Appointment and Constitution
Der Verwaltungsrat der Gesellschaft besteht aus mindestens drei Mitgliedern.	The board of directors is composed by at least three members.

Die Mitglieder des Verwaltungsrates, der Präsident bzw. die Co-Präsidenten des Verwaltungsrates und die Mitglieder des Nominierungs- und Vergütungsausschusses werden je einzeln von der Generalversammlung für die Amtsdauer von einem Jahr gewählt, endend nach Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

The members of the board of directors, the Chairman or the Co-Chairmen, respectively, and the members of the nomination and compensation committee are appointed by the general meeting individual and for a term of office of one year, ending at the completion of the next ordinary general meeting. Re-election is possible.

Wird das Amt des Präsidenten vakant, ernennt der Verwaltungsrat für die verbleibende Amtsdauer aus seiner Mitte einen neuen Präsidenten des Verwaltungsrates. Wird das Amt eines Co-Präsidenten des Verwaltungsrates vakant, handelt der andere Co-Präsident als alleiniger Präsident für die verbleibende Amtszeit.

If the office of the Chairman becomes vacant, the board of directors shall appoint a new Chairman, from among its members for the remaining term of office. If the office of a Co-Chairman becomes vacant, the other Co-Chairman shall act as sole Chairman for the remaining term of office.

Mit Ausnahme der Wahl des Präsidenten bzw. der Co-Präsidenten und der Wahl der Mitglieder des Nominierungs- und Vergütungsausschusses durch die Generalversammlung, konstituiert sich der Verwaltungsrat selbst.

Except for the election of the Chairman or the Co-Chairmen, respectively, and the members of the nomination and compensation committee by the general meeting, the board of directors constitutes itself on its own.

Der Verwaltungsrat wählt nach Bedarf einen oder mehrere Vizepräsidenten, Delegierte sowie den Sekretar, der nicht Mitglied des Verwaltungsrates sein muss.	The board of directors may elect one or several vice-chairmen, directors and a secretary, who need not be a member of the board of directors.
Jeder Co-Präsident kann nach aussen einzeln alle Kompetenzen eines Präsidenten ausüben und die Gesellschaft wie ein Präsident unter der Bezeichnung Co-Präsident vertreten.	Each Co-Chairman can exercises all competences of a Chairman against the outside and represent the Company like a Chairman under the tile Co-Chairman.
Die Aufgaben des Präsidenten bzw. der Co-Präsidenten sind im Organisationsreglement der Gesellschaft zu regeln. Im Übrigen verständigen sich die Co-Präsidenten über die Erfüllung ihrer Aufgaben.	The duties of the Chairman or of the Co-Chairmen are to be regulated in the organizational regulations of the Company. Otherwise, the Co-Chairmen agree on the execution of their duties.

Bestehen in Bezug auf das Stimmrecht oder die vermögensrechtlichen Ansprüche verschiedene Aktienkategorien, so haben die Aktionäre jeder Aktienkategorie Anspruch auf Vertretung im Verwaltungstrat durch ein Mitglied. Der Verwaltungsrat trifft die notwendigen Anordnungen.

If different share categories exist with regard to voting rights or pecuniary rights, then the shareholders of each share category have the right to be represented on the board of directors by one member. The board of directors issues the instructions.

Artikel 14 – Erstattung von Spesen und Schadloshaltung	Article 14 – Reimbursement of Expenses, Indemnification
Die Mitglieder des Verwaltungsrates haben Anspruch auf Erstattung aller im Interesse der Gesellschaft entstandenen Spesen.	The members of the board of directors shall be entitled to the reimbursement of all expenses incurred in the interest of the Company.

Soweit nicht durch Versicherungen gedeckt oder von Dritten bezahlt, hält die Gesellschaft soweit gesetzlich zulässig, die gegenwärtigen und bisherigen Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben, Testamentsvollstrecker und Verwalter aus dem Vermögen der Gesellschaft von allen angedrohten, hängigen, und abgeschlossenen Klagen, Prozessen oder Verfahren – ob zivil-, straf-, verwaltungs- oder untersuchungsrechtlich – schadlos, sowie von allen Kosten, Gebühren, Verlusten, Schäden und Ausgaben, die ihnen oder einem/einer von ihnen, ihren Erben, Testamentsvollstreckern oder Verwaltern durch oder aufgrund von tatsächlichen oder vermeintlichen Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflicht oder vermeintlichen Pflicht oder aufgrund der Tatsache, dass er/sie ein Mitglied des Verwal

To the extent not included in insurance coverage or paid by third parties, the Company shall indemnify and hold harmless, to the extent permitted by law, the existing and former members of the board of directors, the executive committee, and their heirs, executors and administrators, out of the assets of the Company from and against all threatened, pending or completed actions, suits or proceedings – whether civil, criminal, administrative or investigative – and all costs, charges, losses, damages, and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any actual or alleged actions, consents or omissions in or about the execution of their duty, or alleged duty, or by reason of the fact that he/she is or was a member of the board of directors or executive committee of the Company or the board of directors (or equivalent corporate body)

tungsrates oder der Geschäftsleitung der Gesellschaft oder des Verwaltungsrates (oder eines gleichwertigen Gesellschaftsorgans) oder der Geschäftsleitung einer ihrer Konzerngesellschaften ist oder war, oder dass er/sie während seiner/ihrer Tätigkeit als Mitglied des Verwaltungsrates oder der Geschäftsleitung der Gesellschaft, auf Ersuchen der Gesellschaft, als Mitglied des Verwaltungsrates oder der Geschäftsleitung, Angestellter oder Beauftragter einer anderen Kapitalgesellschaft, Personengesellschaft, eines Joint Ventures, eines Trusts oder eines anderen Unternehmens tätig ist oder war, entstanden sind, entstehen oder entstehen könnten, jedoch unter der Voraussetzung, dass sich diese Schadloshaltung nicht auf eine Angelegenheit erstreckt, in der eine der genannten Personen gemäss einem rechtskräftigen Urteil oder Beschluss eines Gerichts oder einer zuständigen Regierungs- oder Verwaltungsbehörde, gegen den kein Rechtsmittel eingelegt werden kann, eine vorsätzliche oder grobfahrlässige Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung begangen hat.	or the management of one of its subsidiaries, or, while serving as a member of the board of directors or executive committee of the Company, is or was serving at the request of the Company as a director, member of the executive committee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or executive committee.

Ohne den vorstehenden Absatz 2 dieses Art 14 einzuschränken, hat die Gesellschaft den gegenwärtigen und ehemaligen Mitgliedern des Verwaltungsrates und der Geschäftsleitung die Kosten und Auslagen zu erstatten, die nach diesem Artikel erstattungsfähig sind, soweit sie nicht durch Versicherungen gedeckt sind oder von Dritten vorab erstattet werden. Die Gesellschaft kann jedoch diese vorausbezahlten Kosten zurückfordern, wenn eine der genannten Personen in einem rechtskräftigen Urteil oder Beschluss eines Gerichts oder einer zuständigen Regierungs- oder Verwaltungsbehörde, gegen das kein Rechtsmittel eingelegt werden kann, wegen vorsätzlicher oder grobfahrlässiger Verletzung ihrer gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung verurteilt wird.

Without limiting the foregoing paragraph 2 of this Art. 14, the Company shall advance costs and expenses indemnifiable thereunder to the existing and former members of the board of directors and executive committee to the extent not included in insurance coverage or advanced by third parties. The Company may however recover such advanced costs if any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his statutory duties as a member of the board of directors or executive committee.

Artikel 15 – Sitzungen und Beschlussfassung	Article 15 – Meetings and Resolutions

Sofern das Organisationsreglement nichts Anderes vorsieht, ist der Verwaltungsrat nur beschlussfähig, sofern die Mehrheit seiner Mitglieder anwesend sind oder sich an einer per Telefon, Videokonferenz oder mittels anderer Mittel der elektronischen Datenübertragung durchgeführten Diskussion und Beschlussfassung beteiligten. Dieses Quorum ist nicht notwendig für die Feststellung

Unless the organizational regulations provide otherwise, the board of directors may only pass resolutions if the majority of its members are present or attending the discussion and resolution by phone, videoconference or other means of electronic data transmission. Such quorum is not nec

der Kapitalerhöhung und die zugehörige Statutenänderung.	essary for the implementation of a capital increase and the related amendment to the articles of association.

Verwaltungsratssitzungen werden vom Präsidenten bzw. vom zuständigen Co-Präsidenten einberufen und bei dessen Verhinderung durch den Vize-Präsidenten bzw. den anderen Co-Präsidenten. Jedes Mitglied des Verwaltungsrates kann unter Angabe der Gründe vom Präsidenten bzw. vom zuständigen Co-Präsidenten die unverzügliche Einberufung einer Sitzung verlangen.

The meetings of the board of directors are convened by the Chairman or by the responsible Co-Chairman, respectively, and, if he/she is hindered, by the vice-Chairman or the other Co-Chairman. Each member of the board of directors may by indicating the reasons request that the Chairman or the responsible Co-Chairman immediately convenes a meeting without delay.

Sofern das Organisationsreglement nichts Anderes vorsieht, fasst der Verwaltungsrat seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen. Der Präsident bzw. der zuständige Co-Präsident hat einen Stichentscheid.

Unless the organizational regulations provide otherwise, the board of directors passes its resolutions with the majority of the votes casted. The Chairman or the responsible Co-Chairman, respectively, has a casting vote.

Beschlüsse können auch schriftlich bzw. mittels Telefax oder elektronischer Datenübertragung (inkl. E-Mail oder Fax) zu einem gestellten Antrag gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt.

Resolutions may also be passed in writing or by telefax or by means of electronic data transmission (incl. email or fax), if no members requests an oral discussion.
Über die Verhandlungen und Beschlüsse ist ein Protokoll zu führen, das vom Präsidenten bzw. vom zuständigen Co-Präsidenten und einem Sekretär unterzeichnet wird.	The meetings and resolutions shall be recorded in minutes, which are to be signed by the Chairman or the responsible Co-Chairman, respectively, and a secretary.
Der Verwaltungsrat regelt im Organisationsreglement die Einzelheiten zur Beschlussfähigkeit, Beschlussfassung und Geschäftsführung	The board of directors shall regulate the details of the attendance quorum, the adaption of resolutions and the management in the organizational regulations.
Artikel 16 – Recht auf Auskunft und Einsicht	Article 16 – Information and Inspection Rights
Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen.	Each member of the board of directors may request information on all matters of the Company.
In den Sitzungen sind alle Mitglieder des Verwaltungsrates und der Geschäftsleitung zur Auskunft verpflichtet.	At the meetings, all members of the board of directors and executive committee are obliged to provide information.

Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten bzw. des zuständigen Co-Präsidenten, auch über einzelne Geschäfte verlangen.

Outside of the meetings, each member may request from the persons entrusted with the management information on the business, and, with the authorization of the Chairman or the responsible Co-Chairman, respectively, also on individual transactions.

Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied beim Präsidenten bzw.	As far as necessary for the fulfilment of a duty, each member may request from the Chairman or

beim zuständigen Co-Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden.	the responsible Co-Chairman, respectively, that he/she is granted access to the books and records.

Weist der Präsident bzw. der zuständige Co-Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat.	If the Chairman or the responsible Co-Chairman, respectively, rejects an information, hearing or inspection request, then the entire board of directors resolves on it.
Regelungen oder Beschlüsse des Verwaltungsrates, die das Recht auf Auskunft und Einsichtnahme der Verwaltungsräte erweitern, bleiben vorbehalten.	Regulations and resolutions of the board of directors, which broaden the information and inspection rights of the members of the board of directors, remain reserved.
Artikel 17 – Aufgaben	Article 17 – Tasks

Der Verwaltungsrat kann in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz, Statuten oder Organisationsreglement der Generalversammlung oder einem anderen Gesellschaftsorgan übertragen oder vorbehalten sind.

The board of directors may pass resolutions on all matters, which are not delegated or reserved to the general meeting or other corporate bodies of the Company by law, by the articles of association or the organizational regulations.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	The board of directors has the following non-transferable and inalienable duties:
1. die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;	1. the overall management of the Company and the issuing of all necessary directives;
2. die Festlegung der Organisation;	2. determination of the Company’s organisation;
3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;	3. the organization of the Company's accounting, financial control and financial planning systems;
4. die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen;	4. the appointment and dismissal of persons entrusted with managing and representing the Company;
5. die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5. overall supervision of the persons entrusted with managing, in particular with regard to compliance with the law, the articles of association, operational regulations and directives;
6. die Erstellung des Geschäfts- bzw. Lageberichtes, des Vergütungsberichts sowie die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;	6. compilation of the annual and management report, compensation report and preparation for the general meeting and implementation of its resolutions;
7. die Benachrichtigung des Richters im Falle der Überschuldung.	7. notification of the court in the event of the Company's over-indebtedness.
Der Verwaltungsrat kann die Vorbereitung und die Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzel

The board of directors may assign the preparation and execution of its resolutions or the supervision of transactions to committees or individual members. It shall ensure appropriate reporting to its members.

nen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen.

Artikel 18 – Übertragung der Geschäftsführung und der Vertretung	Article 18 – Delegation of Management and Representation
Der Verwaltungsrat kann die Geschäftsführung nach Massgabe eines Organisationsreglements ganz oder zum Teil an einzelne Mitglieder oder an Dritte übertragen.	The board of directors may delegate the management of the Company entirely or in part to individual members or to third parties in accordance with organizational regulations.
Das Organisationsreglement ordnet die Geschäftsführung, bestimmt die hierfür erforderlichen Stellen, umschreibt deren Aufgaben und regelt insbesondere die Berichterstattung.	The organizational regulations shall regulate the management of the Company, determine the offices required for this purpose, define their duties and, in particular, regulate the reporting.
Soweit die Geschäftsführung nicht übertragen worden ist, steht sie allen Mitgliedern des Verwaltungsrates gesamthaft zu.	Where the management of the Company's business has not been delegated, it is the responsibility of all the members of the board of directors.
Artikel 19 – Nominierungs- und Vergütungsausschuss	Article 19 – Nomination and Compensation Committee
Der Nominierungs- und Vergütungsausschuss besteht aus mindestens drei Mitgliedern des Verwaltungsrates.	The nomination and compensation committee shall consist of at least three members of the board of directors.

Die Mitglieder des Nominierungs- und Vergütungsausschusses werden je einzeln jährlich durch die Generalversammlung gewählt. Die Amtsdauer endet nach Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

The members of the nomination and compensation committee shall be elected individually and annually by the general meeting. The term of office ends at completion of the next ordinary general meeting. Re-election is possible.

Bei Vakanzen kann der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung ernennen.	If there are vacancies, the board of directors may appoint substitute members from among its members for a term of office extending until completion of the next ordinary General Meeting.
Der Vorsitzende des Nominierungs- und Vergütungsausschusses wird vom Verwaltungsrat bestimmt.	The Chairman of the nomination and compensation committee shall be appointed by the board of directors.
Der Nominierungs- und Vergütungsausschuss hat folgende Aufgaben und Zuständigkeiten:	The nomination and compensation committee has the following duties and powers:
1. Vorbereitung und periodische Überarbeitung des Vergütungssystems und der Leistungskriterien im Bereich Vergütung;	1. Preparation and periodical review of the compensation system and performance criteria relating to compensation;

2. Periodische Überprüfung der Umsetzung derselben sowie diesbezügliche Antragsstellung und Abgabe von Empfehlungen an den Verwaltungsrat; und	2. Periodic review of their implementation as well as submitting related motions and recommendations to the board of directors; and

3.   Vorbereitung aller relevanten Entscheide des Verwaltungsrates betreffend die Vergütung der Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie diesbezügliche Antragsstellung und Abgabe von Empfehlungen an den Verwaltungsrat.

3.   Preparation of all relevant resolutions of the board of directors on the compensation of the members of the board of directors and of the executive committee as well as submitting related motions and recommendations to the board of directors.

Die Organisation, Arbeitsweise und Berichterstattung des Nominierungs- und Vergütungsausschusses werden vom Verwaltungsrat in einem Reglement, welches Teil des Organisationsreglements sein kann, geregelt.

The organisation, functioning and reporting of the nomination and compensation committee shall be regulated by the board of directors in regulations, which may be part of the organizational regulations.

Der Verwaltungsrat kann dem Nominierungs- und Vergütungsausschuss weitere Aufgaben zuweisen.	The board of directors may delegate further tasks to the nomination and compensation committee.
Artikel 20 – Allgemeine Grundsätze der Vergütung des Verwaltungsrates und der Geschäftsleitung	Article 20 – General Principles of the Compensation of the Board of Directors and the Executive Committee
Die Vergütung der Mitglieder des Verwaltungsrates kann aus fixen und variablen Vergütungselementen bestehen. Bei der Gesamtvergütung wird die Position und die Verantwortung des Empfängers beachtet.

The compensation of the members of the board of directors may consist of fixed and variable compensation elements. Total compensation shall take into account the position and level of responsibility of the recipient.

Die Vergütung der Mitglieder der Geschäftsleitung kann aus fixen und variablen Vergütungselementen bestehen. Die fixe Vergütung besteht aus einem Basissalär und weiteren Vergütungselementen. Die variable Vergütung kann von der Erreichung von spezifischen Leistungszielen abhängig gemacht werden. Bei der Gesamtvergütung wird die Position und die Verantwortung des Empfängers beachtet.

The compensation of the members of the executive committee may consist of fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. Total compensation shall take into account the position and level of responsibility of the recipient.

Bei den Leistungszielen kann es sich um individuelle Ziele, um Ziele der Gesellschaft, des Konzerns oder von Teilen davon oder um Ziele in Bezug auf den Markt, andere Unternehmen oder vergleichbare Vergleichswerte handeln, wobei die Position und die Verantwortungsstufe des Empfängers berücksichtigt werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Nominierungs- und Vergütungsausschuss legt das relative Gewicht der Leistungsziele und die jeweiligen Zielwerte fest.

The performance targets may include individual targets, targets of the Company, group or parts thereof or targets in relation to the market, other companies or comparable benchmarks, taking into account the position and level of responsibility of the recipient. The board of directors or, to the extent delegated to it, the nomination and compensation committee shall determine the relative weight of the performance targets and the respective target values.

Die Vergütung kann in Form von Bargeld, Aktien, Optionen oder anderen aktienbasierten Instrumenten oder Einheiten oder in Form von anderen Arten von Leistungen ausgerichtet werden. Der Verwaltungsrat oder, soweit an diesen delegiert, der Nominierungs- und Vergütungsausschuss legt die Zuteilung-, Vesting-,
Ausübungs-, Beschränkungs- und Verfallsbedingungen und -fristen fest. Diese können vorsehen, dass aufgrund im Voraus bestimmter Ereignisse, wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsvertrages, Vesting- und/oder Ausübungsbedingungen und -fristen weitergelten, verkürzt oder aufgehoben werden, sowie Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Aktien am Markt erwerben oder aus dem Bestand eigener Aktien oder unter Verwendung von bedingtem oder genehmigtem Kapital bereitstellen.

Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. The board of directors or, to the extent delegated to it, the nomination and compensation committee shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. They may provide for continuation, acceleration or removal of vesting and/or exercise conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement. The Company may procure the required shares through purchases in the market, from treasury shares or by using conditional or authorized share capital.

Die Entschädigung kann von der Gesellschaft oder von ihr kontrollierten Unternehmen geleistet werden.	Compensation may be paid by the Company or companies controlled by it.
Artikel 21 – Genehmigung der maximalen Gesamtbeträge der Vergütungen des Verwaltungsrates und der Geschäftsleitung	Article 21 – Approval of the maximum Compensation of the Board of Directors and the Executive Committee
Die Generalversammlung stimmt jährlich wie folgt gesondert über die Genehmigung der Anträge des Verwaltungsrates zum Gesamtbetrag der Vergütungen ab:	The general meeting shall resolve annually and separately on the approval of the proposals of the board of directors in relation to the aggregate compensation amounts as follows:
1. des Verwaltungsrates für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung; und	1. of the board of directors for the period until the completion of the next annual general meeting; and
2. der Geschäftsleitung für das kommende Geschäftsjahr.	2. of the executive committee for the coming business year.

Der Verwaltungsrat kann den jeweiligen maximalen Gesamtbetrag in einen maximalen Gesamtbetrag für fixe und für variablen Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen.

The board of directors may divide the respective maximum aggregate amount into a maximum aggregate amount for fixed and for variable compensation and submit the respective proposals to the general meeting separately for approval.

Verweigert die Generalversammlung die Genehmigung, kann der Verwaltungsrat einen neuen Antrag an derselben oder an einer nachfolgenden Generalversammlung stellen und die Gesellschaft oder ihre Konzerngesellschaften darf Ver

If the general meeting refuses the approval, the board of directors may submit a new proposal at the same or a subsequent general meeting and the Company or its group companies may pay out compensations subject to the subsequent approval by the general meeting.

gütungen unter dem Vorbehalt der nachträglichen Genehmigung durch die Generalversammlung ausrichten.

Artikel 22 – Zusatzbetrag für die Geschäftsleitung	Article 22 – Supplementary Amount for the Executive Committee

Reicht der von der Generalversammlung bereits genehmigte maximale Gesamtbetrag der Vergütungen nicht aus, um auch die Vergütungen einer oder mehrerer Personen abzudecken, die nach der Genehmigung der Vergütungen der Geschäftsleitung durch die Generalversammlung für die betreffende Periode Mitglied der Geschäftsleitung werden oder innerhalb der Geschäftsleitung befördert werden, so ist die Gesellschaft oder von ihr kontrollierte Gesellschaften ermächtigt, diesen Mitgliedern während der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag zu bezahlen.

If the maximum aggregate amount of compensation already approved by the general meeting is not sufficient to also cover the compensation of one or more persons who become members of the executive committee or are being promoted within the executive committee after the general meeting has approved the compensation of the executive committee for the relevant period, then the Company or companies controlled by it shall be authorized to pay such member(s) a supplementary amount during the compensation period(s) already approved.

Der Zusatzbetrag darf je Vergütungsperiode 40 % des Gesamtbetrages des zuletzt von der Generalversammlung genehmigten maximalen Gesamtbetrages der Vergütung der Geschäftsleitung nicht übersteigen.	The supplementary amount per compensation period shall not exceed 40 % of the maximum aggregate amount of compensation of the executive committee last approved.
Artikel 23 – Mandate ausserhalb der Gruppe	Article 23 – Mandates outside of the Group

Die Anzahl der Mandate in obersten Leitungs-
oder Verwaltungsorganen von Rechtseinheiten ausserhalb des Konzerns, die zur Eintragung in einem schweizerischen Handelsregister oder einem entsprechenden ausländischen Register verpflichtet sind, ist beschränkt:

The number of mandates in supreme management and administration bodies of legal entities that have to be registered in a Swiss commercial register or a similar foreign register outside the group is limited:

1. auf 15 Mandate, davon nicht mehr als 5 in börsenkotierten Unternehmen für Mitglieder des Verwaltungsrates; und	1. for members of the board of directors, to 15 mandates, of which no more than 5 in listed companies; and
2. auf 10 Mandate, davon nicht mehr als 2 in einer börsenkotierten Gesellschaft für Mitglieder der Geschäftsleitung.	2. for members of the executive committee, to 10 mandates, of which no more than 2 in a listed company.
Mandate in verschiedenen juristischen Personen, die demselben Konzern angehören oder für denselben Konzern tätig sind, gelten als ein Mandat.	Mandates in different legal entities being part of the same group or for the same group are deemed to be one mandate.

Mandate in obersten Leitungs- oder Verwaltungsorganen, die auf Anordnung der Gesellschaft oder einer ihrer Konzerngesellschaften wahrgenommen werden, unterliegen nicht der oben genannten Beschränkung. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen.

Mandates in supreme management and administration bodies held by instruction of the Company or one of its group companies are not subject to the above restriction. No member of the board of directors or the executive committee shall hold more than 15 such mandates.

Mandate in obersten Leitungs- oder Verwaltungsorganen von Vereinen, gemeinnützigen Organisationen, Familienstiftungen und Stiftungen, Trusts, sowie Personalfürsorgestiftungen, unterliegen nicht den oben genannten Beschränkungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als 15 solche Mandate wahrnehmen.

Mandates in supreme management and administration bodies of associations, charitable organizations, family trusts and foundations, trust and employees' benefit foundations are not subject to the above limitations. No member of the board of directors or the executive committee shall hold more than 15 such mandates.

Die Annahme von Mandaten in obersten Leitungs- oder Verwaltungsorganen von Mitgliedern der Geschäftsleitung in Rechtseinheiten ausserhalb des Konzerns erfordert die vorgängige Genehmigung des Verwaltungsrates oder, sofern an diesen delegiert, des Nominierungs- und Vergütungsausschusses.

The acceptance of mandates in supreme management and administration bodies by members of the executive committee in legal entities outside the On Group requires the prior approval of the board of directors or, if delegated to it, of the nomination and compensation committee.

Mitglieder des Verwaltungsrates oder der Geschäftsleitung, welche im Zeitpunkt ihrer Wahl bei der Gesellschaft oder welche durch die Annahme eines Mandates bei einer Rechtseinheit ausserhalb der On Gruppe, die Anforderung dieses Artikels nicht oder nicht mehr erfüllen, haben bis zum ordentlichen Rücktrittsdatum eines überzähligen Mandates, längstes aber innert zwölf Monaten seit dieser Wahl oder Annahme, ihre Anzahl Mandate auf das erlaubte Mass zu reduzieren. Während dieser Zeit sind sie Mitglied des Verwaltungsrates oder der Geschäftsleitung mit allen Rechten und Pflichten.

Members of the board of directors or of the executive committee who, at the time of their election by the Company or who, by accepting a mandate with a legal entity outside the On Group, do not or no longer fulfill the requirements of this article, shall reduce their number of mandates to the permitted level until the ordinary resignation date of a surplus mandate, but at the latest within twelve months of such election or acceptance, during which time they shall remain a member of the board of directors or of the executive committee with all rights and duties.

Artikel 24 – Verträge über die Vergütung	Article 24 – Agreement on the Compensation

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates Verträge über deren Vergütung abschliessen. Die Dauer und Beendigung richtet sich nach der Amtsdauer und dem Gesetz.

The Company or companies controlled by it may enter into agreements with members of the board of directors relating to their compensation. The duration and termination are subject to the term of office and the law.

Die Gesellschaft oder von ihr kontrollierte Unternehmen können mit Mitgliedern der Geschäftsleitung befristete oder unbefristete Arbeitsverträge abschliessen. Befristete Verträge haben eine Höchstdauer von einem Jahr. Eine Erneuerung ist möglich. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf Monaten.

The Company or companies controlled by it may enter into employment agreements with members of the executive committee for a fixed term or for an indefinite term. Fixed term agreements may have a maximum duration of one year. Renewal is possible. Agreements for an indefinite term shall have a notice period of maximum twelve months.

Vereinbaren die Gesellschaft oder von ihr kontrollierte Gesellschaften ein nachvertragliches Konkurrenzverbot mit Mitgliedern der Geschäftsleitung für die Zeit nach Beendigung des Arbeitsverhältnisses, so darf die Entschädigung für ein solches Konkurrenzverbot den Betrag der

If the Company or companies controlled by it enter into non-compete agreements with members of the executive committee for the time after termination of employment, the consideration paid for such non-compete agreements shall pro rata

letzten vor Ausscheiden an dieses Mitglied ausbezahlten fixen jährlichen Vergütung in Geld pro rata nicht übersteigen.	not exceed the sum of the total annual fix compensation in cash of such member last paid prior to the termination.

Artikel 25 – Darlehen und Kredite	Article 25 – Loans and Credits
Den Mitgliedern des Verwaltungsrates und der Geschäftsleitung können Darlehen und Kredite in der maximalen Höhe von CHF 1'000'000 und nur zur marktüblichen Bedingungen gewährleistet werden.	The members of the board of directors and the executive committee may be granted loans and credits up to a maximum amount of CHF 1,000,000 and only at arm's length conditions.
Artikel 26 – Vorsorgeleistungen	Article 26 – Post-Retirement Benefits

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können den Mitgliedern des Verwaltungsrates und der Geschäftsleitung über die berufliche Vorsorge hinausgehende Vorsorgeleistungen gewähren, welche die zuletzt ausbezahlte jährliche Vergütung des jeweiligen Mitglieds des Verwaltungsrates oder der Geschäftsleitung nicht übersteigen.

The Company or companies controlled by it may grant to members of the board of directors and the executive committee post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the board of directors or the executive committee last paid.

C. Revisionsstelle	C. Statutory Auditors
Artikel 27 – Revision	Article 27 – Audit

Die Generalversammlung wählt jährlich ein staatlich beaufsichtigtes Revisionsunternehmen im Sinne des Revisionsaufsichtsgesetzes (in der jeweils gültigen Fassung) als Revisionsstelle für eine Amtsdauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

The general meeting shall annually elect a state-supervised auditing company within the meaning of the Audit Supervision Act (as amended from time to time) as statutory auditors for a term of office of one year until the completion of the next ordinary general meeting. Re-election is possible.

Die Revisionsstelle hat die ihr gesetzlich zugewiesenen Befugnisse und Pflichten.	The statutory auditors have the powers and duties assigned to them by law.

IV. Rechnungsabschluss und gewinnverteilung	IV. Financial reporting and profits distribution
Artikel 28 – Geschäftsjahr und Buchführung	Article 28 – Business Year and Financial Statements
Das Geschäftsjahr wird vom Verwaltungsrat festgelegt.	The fiscal year is determined by the board of directors.
Die Rechnungslegung erfolgt nach Massgabe der anwendbaren gesetzlichen Vorschriften sowie des anwendbaren Standards zur Rechnungslegung.	The financial statements are prepared in accordance with the applicable legal requirements and the applicable accounting standards.
Artikel 29 – Reserven und Gewinnverwendung	Article 29 – Reserves and Appropriation of Profit

Die Generalversammlung beschliesst im Rahmen der zwingenden gesetzlichen Bestimmungen über die Verwendung des Bilanzgewinns.	The general meeting shall resolve on the allocation of the profit as shown on the balance sheet in accordance with applicable law.
Neben den gesetzlichen Reserven kann die Generalversammlung weitere Reserven bilden.	In addition to the reserves required by law, the general meeting may create other reserves.
Dividenden, die nicht innerhalb von fünf Jahren nach ihrer Fälligkeit bezogen worden sind, verfallen zugunsten der Gesellschaft.	Dividends that have not been collected within five years after their payment date shall inure to the Company.
Artikel 30 – Auflösung und Liquidation	Article 30 – Dissolution and Liquidation
Die Auflösung der Gesellschaft kann durch einen Beschluss der Generalversammlung, über den eine öffentliche Urkunde zu errichten ist, erfolgen.	The dissolution of the Company may be effected by a resolution of the general meeting, on which a public deed shall be drawn up.
Die Liquidation wird durch den Verwaltungsrat besorgt, falls sie nicht durch einen Beschluss der Generalversammlung anderen Personen übertragen wird. Die Liquidation erfolgt gemäss Art. 742 ff. OR.

Liquidation shall be carried out by the board of directors, unless it is assigned to other persons by a resolution of the general meeting. The liquidation shall be carried out in accordance with Art. 742 et seqq. CO.

Das Vermögen der aufgelösten Gesellschaft wird nach Tilgung ihrer Schulden nach Massgabe der einbezahlten Beträge unter die Aktionäre verteilt.	The assets of the dissolved Company shall be distributed among the shareholders after repayment of its debts in proportion to the amounts paid in.
V. Benachrichtigung	V. notification
Artikel 31 – Mitteilungen und Bekanntmachungen	Article 31 – Notices and Announcements

Mitteilungen an die Aktionäre erfolgen durch Bekanntmachungen in den Publikationsorganen der Gesellschaft. Mitteilungen an die Aktionäre können auch per Brief oder E-Mail an die im Aktienbuch verzeichneten Adressen erfolgen.

Notices to shareholders shall be made by publication in the official means of publication of the Company. Notices to the shareholders may also be sent by letter or email to the addresses recorded in the share register.

Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.	The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.
Artikel 32 – Sacheinlage	Article 32 – Contribution in kind
Die Gesellschaft übernimmt sämtliche Aktien der On AG, in Zollikon, nämlich von	The Company acquires all shares of On AG, in Zollikon, namely from
David Allemann, von Zürich und Welschenrohr, in Zürich 17'500 Namenaktien zu CHF 10.--	David Allemann, of Zurich and Welschenrohr, in Zurich 17,500 registered shares at CHF 10.-- each
Caspar Coppetti, von Zürich und Mollis GL, in Zürich 17'500 Namenaktien zu CHF 10.--	Caspar Coppetti, of Zurich and Mollis GL, in Zurich 17,500 registered shares at CHF 10.-- each

Olivier Bernhard, von Untervaz GR, in Heiden AR 17'500 Namenaktien zu CHF 10.--	Olivier Bernhard, from Untervaz GR, in Heiden AR 17,500 registered shares at CHF 10.-- each
Eric Grotefeld, Groß Britannien, in Zürich 4'575 Namenaktien zu CHF 10.—	Eric Grotefeld, Great Britain, in Zurich 4,575 registered shares at CHF 10.-- each
Phillippe Bubb, von Winterthur, in Wollerau 5'265 Namenaktien zu CHF 10.--	Phillippe Bubb, from Winterthur, in Wollerau 5,265 registered shares at CHF 10.-- each
EWIMA AG, in Rapperswil 3'120 Namenaktien zu CHF 10.--	EWIMA AG, in Rapperswil 3,120 registered shares at CHF 10.-- each
Ralph Sigg, von Schaffhausen, in Biel-Benken 3'324 Namenaktien zu CHF 10.--	Ralph Sigg, from Schaffhausen, in Biel-Benken 3,324 registered shares at CHF 10.-- each
Niklaus Hug, von Zuzwil, in Oberegg 1'124 Namenaktien zu CHF 10.--	Niklaus Hug, from Zuzwil, in Oberegg 1,124 registered shares at CHF 10.-- each
Frank Heissat, Frankreich, in Zollikon 337 Namenaktien zu CHF 10.--	Frank Heissat, France, in Zollikon 337 registered shares at CHF 10.-- each
Kaspar Kelterborn, von Basel, in Altendorf 850 Namenaktien zu CHF 10.--	Kaspar Kelterborn, from Basel, in Altendorf 850 registered shares at CHF 10.-- each
Hans Niggl, von Zürich, in Zürich 810 Namenaktien zu CHF 10.--	Hans Niggl, of Zurich, in Zurich 810 registered shares at CHF 10.-- each
Bruno Marty, von Uteriberg SZ, in Wollerau 520 Namenaktien zu CHF 10.--	Bruno Marty, of Uteriberg SZ, in Wollerau 520 registered shares at CHF 10.-- each
Beat Bühlmann, von Beatenberg BE, in Zollikon 1'600 Namenaktien zu CHF 10.--	Beat Bühlmann, of Beatenberg BE, in Zollikon 1,600 registered shares at CHF 10.-- each
Peter Fanconi, von Zürich und Poschiavo, in Zumikon 1'900 Namenaktien zu CHF 10.--	Peter Fanconi, of Zurich and Poschiavo, in Zumikon 1,900 registered shares at CHF 10.-- each
Christophe Grünig, von Krattigen BE, in Winterthur 1'900 Namenaktien zu CHF 10.--	Christophe Grünig, of Krattigen BE, in Winterthur 1,900 registered shares at CHF 10.-- each
Marcel Nauer, von Oberiberg SZ, in Zürich 1'600 Namenaktien zu CHF 10.--	Marcel Nauer, of Oberiberg SZ, in Zurich 1,600 registered shares at CHF 10.-- each
Carole Gulich, von Zürich und Zumikon, in Zumikon 1'600 Namenaktien zu CHF 10.--	Carole Gulich, of Zurich and Zumikon, in Zumikon 1,600 registered shares at CHF 10.-- each
DKSH Holding Ltd., in Zürich 6'570 Namenaktien zu CHF 10.--	DKSH Holding Ltd, in Zurich 6,570 registered shares at CHF 10.-- each
Cyle Sage, USA, in Belleair, Florida, USA 157 Namenaktien zu CHF 10.--	Cyle Sage, USA, in Belleair, Florida, USA 157 registered shares at CHF 10.-- each

zum Gesamtwert von CHF 4'261’359.--	at a total value of CHF 4,261,359.--.
wofür dem Sacheinleger David Allemann 17'500 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor David Allemann receives 17,500 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Caspar Coppetti 17'500 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Caspar Coppetti receives 17,500 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Olivier Bernhard 17'500 als mit CHF 86'430 teilweise liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Olivier Bernhard receives 17,500 shares of the Company at CHF 10.-- each, which are considered to be partially paid-up with CHF 86,430.--.
wofür dem Sacheinleger Eric Grotefeld 4'575 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Eric Grotefeld receives to 4,575 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Phillippe Bubb 5'265 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Phillippe Bubb receives 5,265 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger EWIMA AG 3'120 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor EWIMA AG receives 3,120 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Ralph Sigg 3'324 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor, Ralph Sigg, receives 3,324 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Niklaus Hug 1'124 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Niklaus Hug receives 1,124 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Frank Heissat 337 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Frank Heissat receives 337 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Kaspar Kelterborn 850 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor, Kaspar Kelterborn, receives 850 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Hans Niggl 810 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Hans Niggl receives 810 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Bruno Marty 520 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Bruno Marty is entitled to 520 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Beat Bühlmann 1'600 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Beat Bühlmann receives 1,600 shares of the Company at CHF 10.-- each, which are fully paid-up.

wofür dem Sacheinleger Peter Fanconi 1'900 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Peter Fanconi receives 1, shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Christophe Grünig 1'900 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Christophe Grünig receives 1,900 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Marcel Nauer 1'600 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Marcel Nauer receives 1,600 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Carole Gulich 1'600 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Carole Gulich receives 1,600 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger DKSH Holding Ltd. 6'570 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor DKSH Holding Ltd. receives 6,570 shares of the Company at CHF 10.-- each, which are fully paid-up.
wofür dem Sacheinleger Cyle Sage 157 als voll liberiert geltende Aktien der Gesellschaft zu CHF 10.-- zukommen.	for which the contributor Cyle Sage receives 157 shares of the Company at CHF 10.-- each, which are fully paid-up.
Total werden 87'752 Aktien der Gesellschaft ausgegeben, welche zu CHF 788'950.-- liberiert sind.	A total of 87,752 shares of the Company are issued, which are paid up at CHF 788,950.--.
Artikel 33 – Sacheinlage und Sachübernahme	Article 33 – Contribution in Kind and Acquisition in Kind

Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 20. Januar 2020 gemäss Sacheinlage- und Sachübernahmevertrag vom 20. Januar 2020 von Thilo Brunner, von Hemberg, in Zürich, und Jörg Mettler, von Hemberg, in Niederlenz, sämtliche Stammanteile mit einem Nennwert von je CHF 1'000 der Brunner Mettler GmbH, Zürich, im Wert von mindestens und zum Preis von CHF 929'660, wofür die Einleger insgesamt 366 neue Namenaktien der Gesellschaft mit einem Nennwert von je CHF 10 erhalten sowie CHF 926'000 in bar.

In the course of the capital increase on January 20, 2020 and pursuant to agreement related to the contribution in kind and acquisition in kind dated January 20, 2020, the Company acquires from Thilo Brunner, from Hemberg, in Zurich, and Jörg Mettler, from Hemberg, in Niederlenz, all quotas with a nominal value of CHF 1,000.-- each in Brunner Mettler GmbH, Zurich, with a value of at least and at a price of CHF 929,660.--, for which the contributors receive a total of 366 new registered shares in the Company with a nominal value of CHF 10.-- each, as well as CHF 926,000.-- in cash.
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Die englische Fassung der Statuten ist eine Übersetzung des deutschen Originaltextes und ist rechtlich nicht verbindlich.	The English version of the articles of association is a translation of the German original and shall not have legal binding effect.

Zürich, 16. September 2021 / Zurich, September 16, 2021

_/s/ Alex Perez____________________

Alex Perez